Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 15, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 55

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on April 11, 2013 with respect to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on March 8, 2013. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: If Registrant intends to distribute a summary prospectus, please provide a draft of the legend required by Rule 498(b)(1)(v) along with the correspondence filing filed via EDGAR.

Response: The Registrant confirms that it intends to distribute a summary prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April 29, 2013, and the Portfolio’s financial statements for the year ended December 31, 2012, including the notes to the financial statements, the financial highlights and the report of the Portfolio’s independent registered public accounting firm, all of which are included in the Annual Report of the Portfolio, dated December 31, 2012, are all incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

EDGAR Operations Branch

April 15, 2013

2.	Comment: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data (XBRL) files.

Response: The Registrant confirms that it will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

3.	Comment: On the facing sheet, provide the captions and information for the approximate date of the proposed public offering and description of the securities being registered.

Response: The Registrant will file a post-effective amendment to its Registration Statement with a facing sheet that provides the captions and information for the approximate date of the proposed public offering and description of the securities being registered.

Prospectus Front Cover

4.	Comment: Confirm that the date on the front cover of the prospectus will be approximately the date of effectiveness of the registration statement. Please note that this comment applies to all other filings on Form N-1A by the Registrant and its affiliates.

Response: The Registrant intends to request that the SEC declare the registration statement effective on April 29, 2013. Assuming the SEC grants effectiveness as of that date, the prospectus for the JPMorgan Small Cap Value Portfolio will be dated as of that date. Registrant confirms that it and its affiliate date their prospectuses in accordance with the requirements of Rule 423 under the Securities Act of 1933.

Fees and Expenses of the Portfolio

5.	Comment: (a). For any fee waiver to be reflected in the fee table, it must extend for at least a year from the effective date of the registration statement. For the JPMorgan Small Cap Value Portfolio, please delete the fee waiver line item from the fee table and revise the preamble to the expense example. Also, add the discussion of the fee waiver that currently appears in the footnote to the fee table to the Management section.

Response: The contractual fee waiver will extend through April 30, 2014 and the footnote to the fee table has been revised accordingly. Therefore, the fee waiver footnote has not been deleted and the preamble to the expense example has not been revised. The Registrant has not included further discussion of the contractual fee waiver in the Management section of the prospectus.

Comment: (b). Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

EDGAR Operations Branch

April 15, 2013

Response: Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

Principal Investment Strategies

6.	Comment: (a). The disclosure on pages 3 and 4 in response to Item 4 of Form N-1A should summarize the disclosure provided in response to Item 9 of the Form. Therefore, please revise the disclosure in the Principal Investment Strategies section of the Portfolio Summary and in the Additional Information About the Portfolio’s Investment Strategies section with that concept in mind.

Response: The Registrant has provided a description of the Portfolio’s principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C.3(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant therefore does not believe it is necessary to repeat the investment strategies again, and respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

Comment: (b). The JPMorgan Small Cap Value Portfolio has an 80% investment policy. If the investment policy is not fundamental, please disclose this fact along with disclosure concerning compliance with the notice provisions of Rule 35d-1 in the event the policy is changed as Item 9(b) disclosure.

Response: Disclosure concerning the Portfolio’s 80% investment policy, including the requirement to provide advance written notice of any changes to the policy, is included in the Statement of Additional Information. Neither Item 9(b) nor Rule 35d-1 requires a fund to include the requested disclosure in its prospectus. Therefore, the Registrant respectfully declines to move the disclosure that currently appears in the Statement of Additional Information to the prospectus.

Comment: (c). With respect to investments in derivatives by the JPMorgan Small Cap Value Portfolio, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the Investment Company Institute (the “ICI”). For example, the second paragraph of the Principal Investment Strategies section indicates that to the extent the Portfolio uses derivatives, the Portfolio will primarily use futures contracts but there is not specific risk disclosure concerning futures contracts.

EDGAR Operations Branch

April 15, 2013

Response: In drafting the disclosure concerning the JPMorgan Small Cap Value Portfolio’s use of derivatives, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the ICI. The Registrant believes that the summary and full Derivatives Risk disclosure adequately discuss the risks associated with derivatives, including futures contracts. Therefore, the Registrant respectfully declines to add separate Futures Contract Risks to the prospectus.

Past Performance

7.	Comment: (a). In the first sentence of the narrative disclosure, please replace the phrase “shows the volatility of the Portfolio’s returns” with the phrase “provides some indication of the risks of investing in the Portfolio by showing changes in the Portfolio’s performance” in accordance with Item 4(b)(2)(i).

Response: Item 4(b)(2)(i) provides suggested narrative disclosure rather than required disclosure. Registrant believes that the current formulation of the first sentence of the narrative disclosure is appropriate and therefore respectfully declines to make the requested change.

Comment: (b). Delete the second sentence of the narrative disclosure that begins “Both the bar chart and the table” as it is neither required nor permitted by the Form.

Response: The second sentence provides useful information and has been provided in a clear, concise and accurate manner and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolio in this Registration Statement would require a change in the disclosure for nearly 80 other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. This could create a hardship because of the current advanced stage of the annual update process with respect to the existing portfolios in the portfolio complex. Registrant will consider incorporating the recommended change as part of the annual update of its Registration Statement next year.

Payments to Broker-Dealers and Other Financial Intermediaries

8.	Comment: Please revise the disclosure to more accurately express how payments for the sale of a Portfolio may influence the recommendation of the Portfolio over other funds by broker-dealers or financial advisers to recommend the Portfolio over other funds.

Response: Because each Portfolio is sold only in connection with variable annuity or insurance products, the Registrant has modified the disclosure required by Item 8 of Form N-1A, as expressly allowed by that Item, to provide comparable information relevant to the Portfolio. Because the modified disclosure provides an appropriate description of the actual conflict, no change has been made.

Understanding the Trust

9.	Comment: Confirm the number of portfolios offered by the Trust. In previously filed prospectuses the number of portfolios was 55 and in this prospectus the number is 49.

EDGAR Operations Branch

April 15, 2013

Response: The Registrant confirms that as of April 29, 2013, the Registrant will offer 49 portfolios. This number, which was reduced as the result of shareholders’ approval of certain mergers, is consistent across all of the Trust’s portfolios’ prospectuses.

Principal Risks of Investing in the Portfolio

10.	Comment: (a) The summary Derivatives Risk indicates that investments in derivatives may be subject to leveraging risk. Therefore, rather than breaking out this risk as a related risk, add it as a subsection of the full Derivatives Risk.

Response: The Registrant believes that the presentation of principal risks and related risks provides investors with sufficient information about the risks associated with an investment in the Portfolio, including risks associated with derivatives, and is not presented in a manner that is likely to confuse any investors. Furthermore, a change in the disclosure of the Portfolio in this Registration Statement would require a change in the disclosure for a number of other series that make up the portfolio complex to maintain consistency in the disclosures across the complex. This could create a hardship because of the current advanced stage of the annual update process with respect to the existing portfolios in the portfolio complex.

Comment: (b). Please reconcile that Credit and Counterparty Risk is identified as a related risk of the Portfolio but Credit and Counterparty Risk does not appear as a principal risk of the Portfolio in the Portfolio Summary and there is no discussion of debt securities in the Principal Investment Strategies section.

Response: As indicated in the description of the Portfolio’s principal investment strategies, the Portfolio may use derivative instruments as part of its principal investment strategies. The Portfolio may be subject to credit and counterparty risk to the extent it engages in derivative transactions. The summary Derivatives Risk that is included in the Portfolio Summary states, among other things, that derivatives can significantly increase the Portfolio’s exposure to credit and counterparty risk. Given that credit and counterparty risk is a risk related to derivatives risk, it is identified as such in the Principal Risks of Investing in the Portfolio section of the prospectus.

Sales and Purchases of Shares

11.	Comment: For clarity, in the second sentence of the last paragraph of the Purchase and Redemption of Shares subsection on page 18 of the JPMorgan Small Cap Value Portfolio’s prospectus, please disclose which classes are and are not subject to 12b-1 fees.

Response: The Registrant has revised the second sentence to read as follows: “Class B, Class C and Class E shares of a portfolio are subject to Rule 12b-1 fees paid as a percentage of average daily net assets, while Class A shares are not subject to Rule 12b-1 fees.”

EDGAR Operations Branch

April 15, 2013

Share Valuation and Pricing

12.	Comment: Please consider disclosing the time of day the New York Stock Exchange closes.

Response: The Registrant has added disclosure indicating that the New York Stock Exchange typically closes for regular trading at 4:00 p.m. Eastern time.

Financial Highlights

13.	Comment: Please include disclosure in the Financial Highlights section that the total returns stated in the Financial Highlights table does not reflect contract charges and that if they did returns would be lower.

Response: The following disclosure is included as a footnote to the Financial Highlights table: “Total return does not reflect any insurance, sales, separate account or administrative charges of variable annuity or life insurance contracts or any additional expenses that contract owners may bear under their variable contracts. If these charges were included, the returns would be lower.”

Back Cover

14.	Comment: On the back cover, please confirm that the 1940 Act file number is in a type size that is smaller than that generally used in the prospectus as required by Item 1(b)(4).

Response: The Registrant confirms that the 1940 Act file number on the bottom of the back cover of the printed prospectus will be provided in a type size that is smaller than that generally used in the prospectus.

Statement of Additional Information

15.	Comment: Please revise the front cover to group the Portfolios by Trust and by type of portfolio similar to the Statement of Additional Information dated April 30, 2012. At the very least, please organize the Portfolios in alphabetical order.

Response: On the front cover of the Statement of Additional Information the Portfolios have been organized in alphabetical order by Trust. Form N-1A does not require funds to be organized by type of fund on the front cover of the Statement of Additional Information. Therefore, the Registrant respectfully declines to organize the Portfolios by Trust or by type.

16.	Comment: With respect to the compensation table that appears under “Compensation of Trustees,” please revise the table to conform to the format set forth in Item 17(c) of Form N-1A.

Response: In accordance with Instruction 4 to Item 17(c) of Form N-1A, column (4) has been omitted from the compensation table. The Registrant therefore respectfully declines to add column (4) to the compensation table. Column (3) has been added to the table.

EDGAR Operations Branch

April 15, 2013

17.	Comment: For each person or entity that receives portfolio holdings disclosure, disclose the frequency that they get the information and the length of lag, if any, between the date of the information and the date on which the information is disclosed in accordance with Item 15(f)(1)(ii).

Response: The description of the Registrant’s portfolio holdings disclosure policy has been revised in response to the Staff’s comment.

18.	Comment: On page 181, please change caption heading that appears over the 2010, 2011 and 2012 columns for the MIST Portfolios from “Amounts Paid to MetLife Advisers” to “Amounts Paid by MetLife Advisers.”

Response: The requested change has been made.

Part C

19.	Comment: In the Item 35 undertakings, please add to undertaking #1 that the Portfolio’s shareholders will have the ability to vote to terminate a Portfolio’s subsidiary’s advisory agreement to the same extent that they can vote to terminate the Portfolio’s advisory agreement. Also, the members of a Portfolio’s subsidiary’s board of directors should sign the registration statement in their capacity as directors of the subsidiaries.

Response: In connection with the Registrant’s 2012 annual registration statement, the Registrant agreed to the five items that currently appear in undertaking #1 of Item 35. Each investment advisory agreement between a subsidiary and its adviser may be terminated by the subsidiary’s board of directors, by the Registrant’s Board of Trustees or by a majority of the shareholders of the subsidiary (i.e., by the relevant Portfolio). In addition, the investment advisory agreement for the subsidiary will automatically terminate upon the termination of the management agreement between the Registrant and MetLife Advisers, LLC or the termination of the investment subadvisory agreement between the MetLife Advisers, LLC and the relevant subadviser. Therefore, the Registrant does not believe that giving the Portfolio’s shareholder the ability to terminate the subsidiary’s investment advisory agreement confers authority that they do not effectively have, especially given the ability of a Portfolio’s shareholders to terminate the Portfolio’s investment subadvisory agreement and thereby the corresponding investment advisory agreement with the Portfolio’s subsidiary.

The Registrant undertakes that all future amendments to its Registration Statement will be signed by each member of the Board of Directors of the subsidiary in their capacity as directors.

Tandy Representation

20.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

EDGAR Operations Branch

April 15, 2013

*    *    *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Sincerely,

/s/ John Chilton

cc:	Andrew Gangolf, Esq.

Michael Lawlor, Esq.

David Mahaffey, Esq.